Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

April 27, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Buffered Accelerated Return Equity Securities due April 29, 2019	April 24, 2017	K805
Buffered Accelerated Return Equity Securities due May 30, 2018	April 24, 2017	K810
Digital Buffered Notes due October 29, 2020	April 24, 2017	K811
Buffered Accelerated Return Equity Securities due April 29, 2019	April 24, 2017	K812
Buffered Return Equity Securities due April 29, 2020	April 24, 2017	K815
Autocallable Securities due April 29, 2019	April 24, 2017	T991
Digital Plus Barrier Notes due April 29, 2021	April 24, 2017	T992
Absolute Return Digital Barrier Securities due April 28, 2022	April 24, 2017	T998
6.00% per annum Contingent Coupon Callable Yield Notes due April 27, 2022	April 24, 2017	U2021
7.00% per annum Contingent Coupon Autocallable Yield Notes due July 27, 2018	April 24, 2017	U2024
6.00% per annum Contingent Coupon Autocallable Yield Notes due July 27, 2018	April 24, 2017	U2025
8.00% per annum Contingent Coupon Callable Yield Notes due April 27, 2020	April 24, 2017	U2032
Step-Up Contingent Coupon Callable Yield Notes due April 28, 2027	April 24, 2017	U2034
Step-Up Contingent Coupon Callable Yield Notes due April 28, 2027	April 24, 2017	U2035
Step-Up Contingent Coupon Callable Yield Notes due April 28, 2027	April 24, 2017	U2036
9.00% per annum Contingent Coupon Autocallable Yield Notes due April 29, 2019	April 24, 2017	U2039